UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 201549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

May 7, 2020

(Date of Report)

BridgeWell Preferred Income LP

(Exact name of issuer as specified in its charter)

Florida (State or other jurisdiction of incorporation or organization)	26-2601508 (I.R.S. Employer Identification No.)

2400 E. Colonial Dr., Ste. 200

Orlando, FL 32803

(full mailing address of principal executive offices)

(407) 447-5000

(Issuer’s telephone number, including area code)

Limited Partnership Interests

General Partnership Interests

(Title of each class of securities issued pursuant to Regulation A)

Item 5	Non-reliance on Previously Issued Financial Statements and Related Audit Reports

The accounting firm that issued the 2018 audit for BridgeWell Preferred Income LP (“Company”) is Spiegel Accountancy Corp. (“Spiegel”). Spiegel provided assistance in drafting the financial statement and also issued the auditor’s report for the Company as required under Article 2 of Regulation S-X(4)(i)(B); “Preparing the audit client’s financial statements that are filed with the Commission”.

On May 1, 2020, Acquavella, Chiarelli, Shuster, LLP (“ACS”) advised and discussed with the Company that the 2018 financial statements and audit report should not be relied upon based on Spiegel’s assistance with the financial statement while also issuing the auditor’s report for the year 2018.

It is with this understanding that on May 5, 2020 the Company’s Manager, Preferred Income Manager LLC (“PIM”) engaged with ACS to re-audit the 2018 financial statement, and that the current 2018 audited financial statement should not be relied upon.

The audit for 2019 which was underway by Spiegel, cannot be completed until the 2018 financial statement has been re-audited by ACS.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

General Partner Bridgewell Preferred Income LP

/s/ John Parrett

John Parrett, Manager of Preferred Income Manager LLC

General Partner

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